UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 000-29338
Correvio Pharma Corp.
(Exact name of registrant as specified in its charter)

1441 Creekside Drive, 6th floor
Vancouver, British Columbia, Canada
V6J 4S7, Canada
(604) 677-6905
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, without par value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

*Effective May 27, 2020, the Registrant and ADVANZ PHARMA Corp. Limited (“ADVANZ”) completed a court-approved statutory plan of arrangement under the Canada Business Corporations Act pursuant to which ADVANZ, through its wholly-owned subsidiary, acquired all of the issued and outstanding shares of the Registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934, Correvio Pharma Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Correvio Pharma Corp.

Date: June 8, 2020	By:	/s/ Adeel Ahmad
Name: Adeel Ahmad
Title: CFO/Director